                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                -----------------



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996.]

For the fiscal year ended September 30, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to ______________

Commission file number    0-24780

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Protection One, Inc. Employee Stock Purchase Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Protection One, Inc., 6011 Bristol Parkway, Culver City, California 90230




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                              PROTECTION ONE, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


                    REPORT ON AUDIT OF FINANCIAL STATEMENTS
                for the years ended September 30, 1996 and 1997




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Protection One, Inc. Employee Stock Purchase Plan
Table of Contents



                                                                                                     Page
Report of Independent Accountants ................................................................    1

Financial Statements

         Statements of Net Assets Available For Plan Benefits
             as of September 30, 1996 and 1997  ..................................................    2

         Statements of Changes in Net Assets Available for Plan Benefits
             for the years ended September 30, 1996 and 1997......................................    3

         Notes to Financial Statements  ..........................................................    4

Exhibit Index.....................................................................................    7


REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
Protection One, Inc.
Culver City, California

We have audited the accompanying statements of net assets available for plan benefits of Protection One, Inc. Employee Stock Purchase Plan as of September 30, 1996 and 1997 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of September 30, 1996 and 1997 and the results of its operations for the years then ended in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.
Portland, Oregon
November 26, 1997





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Protection One, Inc. Employee Stock Purchase Plan
Statements of Net Assets Available for Plan Benefits
As of September 30, 1996 and 1997



                                                                          1996             1997
                                                                       ---------        -------

Receivable from Protection One, Inc.                                   $16,963          $ 5,906
                                                                       -------          -------



Less:
   Excess participant contributions refundable                           8,554              946
                                                                       --------          ------

Net assets available for plan benefits                                 $ 8,409         $  4,960
                                                                       ========         =======




The accompanying notes are an integral part of the financial statements.




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






Protection One, Inc. Employee Stock Purchase Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the years ended September 30, 1996 and 1997



                                                                          1996            1997
                                                                       ---------        -------
Additions:
      Employee contributions                                           $149,429         $117,994
                                                                       --------         --------


Less:
   Purchases of shares of Protection One, Inc.                          132,466          120,497
   Contributions refundable                                               8,554              946
                                                                       --------         --------





         Total deductions                                               141,020          121,443
                                                                       --------         --------

Changes in net assets available for plan benefits                         8,409           <3,499>

Net assets available for plan benefits:

         Beginning of year                                                   --            8,409
                                                                       --------         --------

         End of year                                                   $  8,409         $  4,960
                                                                       ========         ========




The accompanying notes are an integral part of the financial statements.





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Protection One, Inc. Employee Stock Purchase Plan
Notes to Financial Statements


1.       PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The following description of the Protection One, Inc. (the Company) Employee Stock Purchase Plan (the Plan) provides only general information. The Plan covers qualifying employees of the Company, its wholly owned subsidiary, Protection One Alarm Monitoring, Inc. (Monitoring) and Monitoring's former wholly-owned subsidiary, Protection One Alarm Services, Inc., which was merged into Monitoring in May 1996. Participants should refer to the Plan document or the Summary Plan Description for a more complete description of the Plan's provisions.

         PLAN DESCRIPTION

         The Plan, established by the Company on August 2, 1995, with an effective date of October 1, 1995, is designed to promote the interests of the Company by providing eligible employees with the opportunity to acquire a proprietary interest in the Company through participation in a payroll-deduction based employee stock purchase plan.

         The Company has authorized 650,000 shares of its Common Stock as the maximum amount of shares to be issued over the term of the Plan. Shares of Common Stock shall be offered for purchase under the Plan through a series of successive purchase periods until the earliest to occur of
         (i) the date on which the maximum number of shares available have been sold, (ii) the Plan has been terminated by the Plan Administrator,
         (iii) all purchase rights are exercised in connection with an Acquisition (as defined by the Plan) or (iv) the last business day of September 2005. The purchase periods have a duration of six months running from the first business day in October to the last business day in March and from the first business day in April to the last business day in September.

         The purchase price per share at which Common Stock will be purchased on the participants behalf at the end of each purchase period (the Purchase Date) shall be equal to eighty-five percent (85%) of the lower of (i) the Fair Market Value per share of Common Stock on the start date of the purchase period or (ii) the Fair Market Value per share of Common Stock on that Purchase Date. "Fair Market Value" is defined by the Plan as the closing sales price of the Common Stock on the Nasdaq National Market. Participant's purchases are limited to the lessor of
         (i) twenty-five percent (25%) of their earnings or (ii) $25,000 in one calendar year. Purchases of the Company's stock are immediately distributed to participants.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         EXPENSES

         Under the Plan agreement, administrative expenses of the Plan are paid by the Company.

         RECEIVABLE FROM PROTECTION ONE, INC.

         Contributions from employees are passed through to the Company and are reflected as a receivable by the Plan until such funds are used to purchase the Company's shares on each Purchase Date.


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Protection One, Inc. Employee Stock Purchase Plan
Notes to Financial Statements (cont.)


         RECLASSIFICATIONS

         Certain amounts in the September 30, 1996 financial statements have been reclassified to conform to the current year presentation.


2.       PURCHASES OF PROTECTION ONE, INC. COMMON STOCK:

         During the years ended September 30, 1996 and 1997, the total shares of Protection One, Inc. common stock purchased and distributed to participants were as follows:


                                                               1996               1997
                                                              ------             ------
                  March 29, and March 31, respectively         7,623              6,979

                  September 30,                                6,761              6,523
                                                              ------             ------

                           Total                              14,384             13,502
                                                              ======             ======

         Shares were acquired at the Fair Market Value per share of $9.25, $12.625, $10.50 for the six month purchase periods ending March 31, 1996, September 30, 1996, March 31, 1997 and September 30, 1997,
         respectively.

3.       INCOME TAXES

         The Plan was designed to qualify as being exempt from federal income taxes, under Section 423 of the Internal Revenue Code.

4.       CORPORATION PARTICIPATING IN PLAN

         Employee contributions by participating employer for the years ended September 30, 1996 and 1997 were as follows:


                                                                1996              1997
                                                              --------          --------
         Protection One Alarm Monitoring, Inc.                $128,460          $117,994
         Protection One Alarm Services, Inc.                    20,969
                                                              --------          --------
                                                              $149,429          $117,994
                                                              ========          ========



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                                   SIGNATURES


                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         PROTECTION ONE, INC. EMPLOYEE
                                         STOCK PURCHASE PLAN

Date:   December 29, 1997                By:  /s/  John W. Hesse
                                            ------------------------------------
                                         John W. Hesse, Executive Vice President
                                         and Chief Financial Officer of
                                         Protection One, Inc., as Authorized
                                         Signatory of the Compensation Committee
                                         of the Board of Directors of Protection
                                         One, Inc.





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                                  EXHIBIT INDEX


Exhibit Number
--------------
     99.1           Consent of Coopers & Lybrand, L.L.P.





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